CHINA VANTAGEPOINT ACQUISITION COMPANY.
465 Brickell Avenue, #617
Miami, Florida 33131

February 11, 2011

VIA EDGAR AND TELECOPY (202) 772-9205
Larry Spirgel, Assistant Director
Kathleen Krebs, Special Counsel
United States Securities and
Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3720

RE:	China VantagePoint Acquisition Company (the “Company”) Registration Statement on Form S-1 (File No. 333-170006) (the “Registration Statement”)

Dear Mr. Spirgel:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on Monday, February 14, 2011, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
The Company may not assert the actions of the Commission referred to above as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

CHINA VANTAGEPOINT ACQUISITION COMPANY

By: /s/ Wei Li
       Name: Wei Li
       Title:   Chief Executive Officer